Ampio Pharmaceuticals, Inc.

9800 Mount Pyramid Court, Suite 400

Englewood, Colorado 80112

September 26, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

Re:Ampio Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-274558

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ampio Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Wednesday, September 27, 2023, or as soon as practicable thereafter or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes April Hamlin of Ballard Spahr LLP, counsel to the Company, to make such request on its behalf.

If you have any questions regarding this request, please contact Ms. Hamlin at (612) 371-3522. In addition, once the Registration Statement has been declared effective, please orally confirm that event with Ms. Hamlin.

Very truly yours,

AMPIO PHARMACEUTICALS, INC.

/s/ Daniel Stokely
Name:	Daniel Stokely
Title:	Chief Financial Officer